Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-189923) of Government Properties Income Trust and the Registration Statement (Form S-8 No. 333-191094) pertaining to the 2009 Incentive Share Award Plan of Government Properties Income Trust; of our reports dated February 18, 2016, with respect to the consolidated financial statements and schedule of Government Properties Income Trust and the effectiveness of internal control over financial reporting of Government Properties Income Trust and of our report dated February 16, 2016, with respect to the consolidated financial statements and schedules of Select Income REIT included in this Annual Report (Form 10-K) of Government Properties Income Trust for the year ended December 31, 2015.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 18, 2016